Vinson & Elkins

May 30, 2006

Tangela S. Richter

Branch Chief

Division of Corporation Finance

United States Securities and

  Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Re:	Buckeye GP Holdings L.P.
Registration Statement on Form S-1
Filed April 20, 2006
File No. 333-133433

Dear Ms. Richter:

On behalf of Buckeye GP Holdings L.P. (the “Registrant”), we are filing an amended version of the above referenced registration statement (the “Registration Statement”).

In this letter, we set forth the responses of the Registrant to the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 19, 2006 (the “Comment Letter”), with respect to the above captioned filing.  For your convenience, we have repeated in bold type the comments and requests for additional information as set forth in the Comment Letter.  The Registrant’s response to each comment or request is set forth immediately below the text of the applicable comment or request.

Information provided in this letter on behalf of the Registrant and its executive officers, directors and controlling persons has been provided to us by the Registrant.

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas	666 Fifth Avenue, 26th Floor, New York, NY 10103-0040
Dubai Houston London Moscow New York Tokyo Washington	Tel 212.237.0000 Fax 212.237.0100 www.velaw.com

General

1.                                      Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure, wherever it appears in your document.

Response:     The Registrant acknowledges Comment No. 1 and has revised the Registration Statement accordingly.

2.                                      We will need time to review all new disclosure, including any additional proposed artwork or graphics and the intended price range, prior to completing our examination. Similarly, we will need time to review all omitted exhibits, including the opinion of counsel. You can expedite the review process by providing all this information and all these documents promptly. We may have additional comments.

Response:     The Registrant has included all information that is not properly omitted under Rule 430A, with the exception of information that is related to or derived from the anticipated price range of the common units to be offered and information related to the estimated ratio of taxable income to distributions, which the Registrant will include prior to requesting effectiveness of the Registration Statement.  As of the date of this filing, the Registrant had not yet determined this information related to the estimated ratio of taxable income to distributions.  Accordingly, the Registration Statement will be revised in a subsequent amendment to reflect such information following its determination. The Registrant has filed Exhibit 5.1, the opinion of counsel as to legality, and will promptly amend the Registration Statement to provide omitted exhibits as soon as they become available.  The Registrant does not anticipate any additional artwork or graphics in the Registration Statement.  The Registrant hereby acknowledges that the Staff needs sufficient time to review any new disclosure.

3.                                      Please update your disclosure with each amendment to the most recent practicable date. For example, update the status of your application to list your common units on the New York Stock Exchange.

Response:     The Registrant acknowledges Comment No. 3 and has revised the Registration Statement accordingly.

4.                                      We note that your partnership agreement limits your general partner’s fiduciary duties to your unitholders. Please reiterate this each time you discuss how your general partner owes a fiduciary to your unitholders.

Response:     The Registration Statement has been revised accordingly.  Please see page 29.  The Registrant believes that all other references to the fiduciary duties of the general partner are appropriately qualified.

Summary, page 1

5.                                      We note your various claims regarding industry leadership, here and elsewhere in the prospectus. For example, we refer to your statement that Buckeye owns and operates “one of the largest independent refined petroleum products pipeline systems in the United States....” Provide us with objective support for these types of statements and claims. If you cannot provide such support, delete such language.

Response:     The Registrant will provide you with copies of sources of objective support as requested.  Copies of these sources will be provided to the Staff supplementally.

6.                                      We refer you to your discussion of the Call Right. Please advise us as to what consideration was given as to whether you will comply with the tender offer rules and file a Schedule TO when or if this right is exercised. If you believe an exemption from the tender offer rules is available to you, please advise.

Response:     The exercise of the limited call right pursuant to the terms of the partnership agreement would be exempt under both Rule 13e-3 and Rule 13e-4.  The Rule 13e-3 exemption is provided in Rule 13e-3(g)(4) and the Rule 13e-4 exemption is provided in Rule 13e-4(e)(1).  Therefore, based on our reading of these rules, the filing of a Schedule TO would not be required.  Moreover, while inclusion of a limited call rights is common in partnership agreements of publicly traded partnerships, the likelihood of exercise of such limited call right is remote and thus should not be a material consideration to prospective investors.

Risk Factors, page 17

7.                                      In a number of places in the risk factor section you use variations of the phrase “material adverse effect.” Please revise to add disclosure describing and expressing the specific and immediate effects to the investors. Also, rather than indicating that you “cannot assure” a particular outcome, revise to state the risk plainly and directly.

Response:     The Registrant has revised the Registration Statement accordingly.  Please see modifications to the risk factors on pages 18, 19, 21 22, 24, 25 and 27.

In the future, we may not have sufficient cash to pay…., page 18

8.                                      Indicate here that your pro forma available cash for the year ended December 31, 2005 would have only been sufficient to pay 79.7% of the full initial distribution amount on your units during that period.

Response:     The Registrant has revised the Registration Statement accordingly.  Please see page 19.

Environmental regulation may impose significant costs..., page 21

9.                                      If material, inform us of your potential exposure to and the dollar amount of reserves established for exposure to environmental liabilities. We may have additional comments.

Response:     As discussed at page 89 of the Registration Statement, under the heading “Environmental Matters,” Buckeye regularly incurs expenses in connection with environmental remediation activities. In 2005, Buckeye’s operating subsidiaries incurred operating expenses of $9.3 million and, at December 31, 2005, had $21.4 million accrued for environmental matters. At December 31, 2005, Buckeye estimates that approximately $8 million of environmental expenditures incurred will be covered by insurance. Buckeye maintains environmental liability insurance covering all of its pipelines and terminals with a per occurrence deductible in the amount of $2.5 million.

As discussed at page 92 of the Registration Statement, under “Critical Accounting Policies and Estimates,” potential environmental liabilities are recorded when environmental assessments and/or clean-ups are probable, and the costs can be reasonably estimated.  At December 31, 2005, Buckeye’s operating subsidiaries had $21.4 million accrued as a reserve for environmental matters.  This included approximately $1.2 million associated with costs anticipated to be incurred in 2006 in connection with a release of approximately 43,000 gallons of unleaded gasoline at its Macungie, Pennsylvania station and tank farm complex, as discussed under

“Litigation” on page 111 of the Registration Statement.  These reserves are reflected in Note 10 to the consolidated financial statements of MainLine L.P. (Accrued and other current liabilities), reflecting a reserve for the current portion of environmental liabilities of $6,996,000 as of December 31, 2005, and Note 12 (Other non-current liabilities), reflecting a reserve for the non-current portion of environmental liabilities of $14,397,000 as of December 31, 2005.

The Registrant has modified the Registration Statement to include a cross reference from the risk factor on page 21 to “Environmental Matters” and “Critical Accounting Policies and Estimates.

Use of Proceeds, page 35

10.                               We note that you intend to use the proceeds of this offering to repay all outstanding indebtedness and to make distributions to current equity owners. To the extent that any such indebtedness was incurred within the last year, disclose the use of such indebtedness. In addition, please disclose with specificity the amounts to be distributed to your current equity owners, including the identification of such equity owners.

Response:     The Registrant has revised the Registration Statement to disclose the aggregate amount to be distributed to the current equity owners, including their identity.  Please see page 35.  As indicated on page 35, the indebtedness being repaid was incurred on December 17, 2004, not within the last year.

Our Cash Distribution Policy and Restrictions on Distributions, page 39
Restrictions and Limitations on Our Ability to Change…., page 40

11.                               Revise this section to state also that in addition to there being no guarantee that unitholders will receive quarterly distributions, unitholders also have no contractual or other legal right to the quarterly distributions.

Response:     The Registrant has revised the Registration Statement accordingly.  Please see page 40.

Our Initial Quarterly Distribution, page 41

12.                               Generally, when describing your distribution policy, please revise to state what it will be and what you will pay, rather than what you “intend” or “expect” to declare and pay. Please revise where appropriate throughout your filing.

Response:     The Registrant has revised the Registration Statement accordingly.  Please see pages 1, 5, 12 and 41.

Our Cash Distribution Policy, page 41

13.                               Tell us why you have assumed the redemption of 1,875,000 units from your current equity owners in the table of Estimated Cash Available on page 46.

Response:     If the underwriters’ option to purchase additional common units is exercised, in full (i.e. 1,875,000 units) or in part, the net proceeds from the exercise will be used to redeem an equal number of common units from the Registrant’s current equity owners.  While the redemption feature will result in no net change in the number of units outstanding, it will result in a greater number of units publicly held and a smaller number of units held by the current equity owners.  Because the tables on pages 42, 46 and 51 set forth the aggregate distribution amounts payable to publicly held units and to units held by the Registrant’s current owners, an assumption had to be made as to the exercise of the option.  In order to make the most conservative estimate for investors, the Registrant elected to assume that the option was exercised in full and that the redemption thus covered the full amount of the option.

14.                               Tell us if you have made additional grants of Buckeye LP units to employees since December 31, 2005. We note that 657,900 limited units were available for future grants as of December 31, 2005 from the footnote disclosures of MainLine, L.P. If additional grants have been made since December 31, 2005, tell us how you have accounted for such grants in your cash distribution policy disclosures and tables.

Response:     In the three months ended March 31, 2006, Buckeye issued Options to purchase 81,400 of its LP Units at an exercise price of $44.73 per LP Unit. Buckeye recorded expense of $172,000 related to these options in the three months ended March 31, 2006, under the provisions of SFAS No. 123R  — “Share Based Payment.” During 2006, Buckeye expects its annual expense under the plan to approximate $300,000.  Buckeye adopted SFAS No. 123R using the modified prospective method and therefore prior periods have not been restated.  The Registrant has not adjusted its cash distribution policy disclosures and tables for the issuance of these unit options because the options do not vest for a period of three years, during which time they cannot be exercised and, accordingly, will not result in additional Buckeye LP Units being outstanding during the period presented.

Buckeye’s Cash Distribution Policy, page 42

15.                               Please state the business purpose and effect of Buckeye not formally adopting a cash distribution policy that requires it to distribute its available cash to its partners on a quarterly or other basis considering that it has historically distributed its available cash to its partners on a quarterly basis ever since its initial public offering in 1986.

Response:     Buckeye’s partnership agreement, unlike the partnership agreements of many other publicly traded partnerships, does not require Buckeye to distribute its available cash to its partners on a quarterly or other basis.  Buckeye did not have a business purpose for excluding such provision, it was simply not contemplated, or was contemplated and dismissed, when Buckeye completed its initial public offering in 1986.  Because Buckeye has paid a quarterly distribution every quarter since its initial public offering there can be no doubt as to the existence of an informal cash distribution policy.

Estimated Cash Available to Pay Distributions Based on Estimated Minimum Consolidated Adjusted EBITDA. page 46

16.                               Please revise your table to begin with a reconciliation of the Estimated Minimum Consolidated Adjusted EBITDA to your forecasted cash flow from operations to enhance a reader’s understanding of how this measure is derived from an amount calculated in accordance with GAAP.

Response:     The Registrant has revised the Registration Statement accordingly.  Please see page 46.

17.                               Please explain the reasons for the significant increase in the Consolidated EBITDA/Consolidated Interest Expense debt covenant ratio on Buckeye’s credit facility from 2.98x as of December 31, 2005 historical amounts to 4.37x as a result of the estimated amounts presented for the 12 months ending March 31, 2007.

Response:     The significant increase in the Consolidated EBITDA/Consolidated Interest Expense debt covenant ratio from 2.98x as of December 31, 2005 to 4.37x as March 31, 2007 was a miscalculation. The calculation has been corrected and the

Registrant has revised the Registration Statement accordingly.  Please see page 46 and footnote (p) on page 48.

18.                               We note you expect to fund approximately $27.1 million in expansion capital expenditures through additional borrowings under Buckeye’s current revolving credit agreement per your disclosures in footnote (b)(6) to the table presented on page 46.  From your disclosures in footnote (j), we also understand you intend to incur approximately $50 million in expansion capital expenditures over the next 12 months, of which the remaining $22.9 million may be funded by equity issuances, cash on hand or other debt sources. Currently, your table appears to reflect the entire $50 million will be funded through borrowings. If true, please revise your table to include the effect of the additional interest expense on the remaining $22.9 million in borrowings that does not appear to be included in the adjustment described in footnote (b)(6).

Response:       Footnote (a)(6) (formerly (b)(6)) refers to $27.1 million in average borrowings primarily related to expansion capital expenditures. The $27.1 million weighted average borrowings assumes that the expected $50 million of total expansion capital expenditures is borrowed ratably over the twelve-month period, $4.167 million per month, which the Registrant believes is a reasonable approximation of how expansion capital requirements would be funded throughout a typical year.

The Registrant has calculated the average balance outstanding for the 12 month period ending June 30, 2007 assuming that $4.167 million is added to the balance each month such that at the end of the twelve month period the Registrant would have borrowed $50 million (which total amount has been used in calculation of Buckeye’s Funded Debt Ratio) but with an average balance of $27.1 million for the purpose of calculating the interest expense for the twelve month period.

The Registrant has revised the Registration Statement to clarify that the $27.1 million in average borrowings is the average balance to fund $50 million in expansion capital expenditures for the twelve months ended June 30, 2007.  Please see page 47, footnote (a)(6).

19.                               If you intend to finance this additional $22.9 million in expansion capital expenditures through equity issuances or cash on hand, please revise your table to account for the effect of issuing additional partnership units or the reduction of cash on hand to fund such amounts.

Response:     The additional $22.9 million in expansion capital expenditures is included in the average balance of $27.1 million.  Please see the Registrant’s response to comment 18.

20.                               Please provide us with a table detailing your calculation for the adjustment for distributions to minority interest holders of Buckeye subsidiaries as discussed in footnote (g).

Response:     BASF, Arkema Inc. and Kealine Partners have minority interests in some of Buckeye’s operations. BASF and Arkema Inc. own a combined interest of approximately 37% in a crude butadiene pipeline between Deer Park, Texas and Port Arthur, Texas. Kealine owns interests in the following entities, with the parenthetical setting forth Kealine’s interest:

WesPac Pipelines — San Diego LLC (50% owned)
WesPac Pipelines — Austin LLC (25% owned)
WesPac Pipelines — Memphis LLC (25% owned)
WesPac Pipelines — San Jose LLC (25% owned)

Distributions to BASF, Arkema Inc. and Kealine are based upon the anticipated results of operations of the entities in which they hold a minority interest.

The following table summarizes expected distributions to minority interests:

Expected Distributions Twelve Months Ending June 30, 2007
(in thousands)

BASF	$1,206
Arkema Inc.	804
Kealine	1,546
Total	$3,556

Assumptions and Considerations, page 48

21.                               To the extent determinable, include some sensitivity analysis for your quantified assumptions to indicate either a breakeven level for each or the impact of level of change for each on your ability to pay the estimated cash distribution.

Response:     The Registrant has revised the Registration Statement accordingly.  Please see the additions to the second and third bullets on page 49 and the fifth bullet on page 50.

22.                               Please clarify whether you would borrow, if necessary, to pay the expected minimum quarterly distributions. For instance, discuss whether your partnership agreement permits you to borrow funds to pay the distributions on all outstanding units in the event you have not generated sufficient cash from operations. We note Buckeye’s ability to borrow under its revolving credit agreement to make distributions.

Response:     The Registrant has revised the Registration Statement to indicate that the Registrant’s general partner would have had the discretionary authority to cause the Registrant to borrow funds to make up none, some or all of these shortfalls.   The decision of whether to make such borrowings would be at the discretion of the board of directors of the general partner.  Please see page 51.  Moreover, because the Registrant does not project a shortfall for the twelve months ending June 30, 2007, the Registrant does not believe a hypothetical discussion of whether it would have borrowed during the historical pro forma period would be a material consideration to prospective investors.

Unaudited Pro Forma Consolidated Available Cash, page 50

23.                               Since your historical excess cash available to pay distributions would have been insufficient to pay your expected distributions per unit, indicate in the table from where you would have obtained the additional cash, such as through borrowings.

Response:     As discussed above in response to comment 22, the Registrant’s general partner would have had the discretionary authority to cause the Registrant to borrow funds to make up none, some or all of these shortfalls. The Registrant has revised the Registration Statement to reflect such authority.  Please see the new disclosure set forth in footnote (s) on page 55.

Unaudited Pro Forma Consolidated Available Cash, page 51

24.                               Please update the footnote references to the line items “Earnings of equity investments” and “income tax expense” to refer to the correct footnote.

Response:     The Registrant has revised the Registration Statement accordingly.  Please see page 51.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 60
Results of Operations, page 62
Consolidated Financial Results for the Year Ended December 31, 2005, page 62

25.                               We note that you present and discuss the combined results for the predecessor and successor periods for the fiscal year 2004.  Expand your disclosure to indicate why you believe your presentation of the combined results is more meaningful than separate discussions of your predecessor and successor periods for 2004.  In addition, you should expand your disclosure as follows:

•                  Explain that GAAP does not allow for such a combination, but that you have strictly added the successor and predecessor columns together and that you have made no attempt to pro forma the combined results.

•                  Indicate, if true, that although there was a change in basis from the predecessor period to the successor period, the effects of the basis change on the line items wasn’t material.

•                  Separately explain any purchase accounting adjustments and how they impacted the successor period.

Response:     The Registrant has revised the Registration Statement accordingly.  Please see pages 64 and 65.

2004 Compared to 2003. page 68

26.                               Your disclosures state the revenues from pipeline operations have increased $7.5 million from 2004 to 2003 due to a change in classification of services recorded on a gross basis rather than the net-of-cost basis previously used. Please provide us with further explanation for the change in classification of these amounts in 2004 and why a similar reclassification of prior year amounts was not made. To aid in our understanding of the accounting you have applied, please also provide a detailed description of the nature of the amounts reflected on a gross or net basis and identify the accounting literature you have relied upon in determining a change in presentation was appropriate.

Response:     During 2004, Buckeye reviewed the treatment of a jet fuel supply arrangement entered into in 2003 by WesPac Pipelines—Reno LLC.  Prior to 2004, Buckeye had recorded the arrangement on a net-of-cost basis.  In 2004, Buckeye determined that it was more appropriate to record this arrangement on a gross basis rather than a net-of-cost basis.  Revenues recorded on a gross basis in 2004 were approximately $3.5 million.  Revenues for 2003 which would have been recorded, had the gross basis been used in 2003, were $1.7 million.  The change had no effect on operating or net income.

Also in 2004, Buckeye reviewed certain operating contracts conducted on behalf of a shipper connected to one of its refined products pipelines and determined that these contracts were more appropriately recorded on a gross basis, rather than a net-of-cost basis.  Revenues recorded on a gross basis in 2004 were $4.0 million related to these operating contracts.  Revenues for 2003 which would have been recorded, had the gross basis been used, were $4.6 million.  All of these revenues are reflected within the pipeline operations segment of Buckeye’s and the Registrant’s operations.  Because these changes totaled $7.5 million in 2004 compared to consolidated revenues of $323.5 million and $6.3 million in 2003 compared to consolidated revenues of $272.9 million and because the change had no effect on operating or net income, Buckeye and the Registrant determined that the change was not material to its consolidated statements of income and that prior periods should not be reclassified.

Buckeye determined that the gross basis of reporting revenues was more appropriate than the net-of-cost basis by examining the provisions of EITF Issue No. 01-04- “Income Statement Characterization of Reimbursements received for ‘Out-of-Pocket’ Expenses Incurred,” and EITF Issue No. 99-19-”Reporting Revenue Gross as a Principal versus Net as an Agent.”

Buckeye determined that the gross presentation was appropriate principally because:

•                  Buckeye is the primary obligor with respect to purchasing the goods and services from third-party suppliers.

•                  Buckeye generally has discretion in selecting the suppliers to be used in the both the jet fuel supply arrangement and the operating contracts.

•                  Buckeye was subject to credit risk because it typically receives reimbursement after the goods or services have been purchased.

Liquidity and Capital Resources, page 70
Services Company, page 72

27.                               We understand that Buckeye is required to fund an escrow account for any shortfall in the value of limited partner units of Buckeye held by Services Company compared to the 125% of the balance payable under the ESOP Notes. We understand the value of the LP units held by Services Company is in excess of the 125% requirement as of December 31, 2005.  Please tell us what the actual value of the LP units are in comparison to the balance payable under the ESOP Notes currently and as of December 31, 2005.

Response:     The actual value of Buckeye’s LP Units held by Services Company was $99.6 million at December 31, 2005 and $96.9 million at May 25, 2006, compared to debt outstanding under the ESOP loan of $33.6 million and $32.1 million, respectively.  Accordingly, the value of the LP Units at December 31, 2005 and May 25, 2006 was 296.4% and 301.9%, respectively, of the outstanding ESOP loan.

Cash Flows From Investing Activities, page 75

28.                               We note your discussion in the middle of page 76 describing the reasons for the decrease in pipeline and tank integrity expenditures during 2005 as compared to 2004. You have indicated the reduction is because Buckeye has completed much of the integrity work required and more of the expenditures were charged to expense. It is unclear why the accounting for such expenditures by expensing versus capitalizing these costs would be a reason for an overall decrease in the amounts incurred and why completion of the work for legal requirements under a comprehensive plan is a reason for such decrease. Please revise your disclosures to clarify the reasons for the decrease in such expenditures.

Response:     The Registrant has revised the Registration Statement accordingly.  Please see page 83.

Critical Accounting Policies and Estimates, page 84

29.                               We note that you identified and disclosed several critical accounting policies. Your disclosures appear to lack association with specific accounting estimates that may be necessary to an understanding of your liquidity, capital resources, and results of operations. Your disclosures should provide information about the quality and variability of your earnings and cash flow so that investors may ascertain the indicative value of your reported financial information. We generally find that disclosures including both a sensitivity analysis and discussion of historical experience in making the critical estimate are effective in conveying this information. Please refer to FRC Section 501.14 for further guidance.

Response:     The Registrant has revised the Registration Statement accordingly.  Please see page 91 and 92.

Management. 104

30.                               Please ensure each bio provides a complete and unambiguous five year business history. For instance, it is unclear what Mr. Wallace did between February 2004 and September 1, 2004.

Response:     The Registrant has reviewed the management bios and revised the Registration Statement accordingly.  Please see the revisions to Mr. Wallace’s bio and Mr. Billings’ bio on page 113.

Management Units, page 110

31.                               We understand the Class B units issued by MainLine, L.P. in 2004 will be exchanged for management units in Buckeye GP Holdings.  Based on the disclosures in footnote 15 on page F-44, we note the Class B units are subject to both time and performance based vesting provisions. Please tell us if the vesting provisions of the Class B units will remain the same when exchanged for management units upon the closing of the offering and what the accounting impact will be upon the exchange of such units.

Response:     When the holders of the Class B units of MainLine L.P. exchange those units for management units in Buckeye GP Holdings L.P., the vesting of those units will change.  Currently, as described in Note 15 to the consolidated financial statements of MainLine, 50% of the Class B Units are subject to time-based vesting over a five-year period and 50% are vested based on certain performance criteria since July 1, 2004.  Upon exchange of the units, which will occur at closing, the performance vesting provisions will terminate, such that 70% of the management units will become vested, with the remaining 30% subject to vesting over a three-year period (10% per year).  The Registrant adopted SFAS No. 123R — “Share Based Payment” (“FAS 123R”) effective January 1, 2006 and determined that this exchange will represent a modification as described in paragraph 51 of FAS 123R.

The Registrant anticipates the following accounting for the exchange based upon paragraph 51 of FAS 123R:

•                  Effective January 1, 2006, the Registrant is accruing compensation cost associated with the time-based and performance-based Class B Units based on the fair value of the units at the May 4, 2004 grant date.

•                  The Registrant will determine the difference between the fair values of the Class B Units and the Management Units immediately prior to and immediately after the modification.  Based on the vesting provisions of the time-based Class B Units and the performance-based B Units, compared to the vesting provisions of the Management Units, the Registrant believes that the time-based Class B Units and 60% of the performance-based Class B Units will have equivalent fair values immediately prior to and immediately after the modification.  Accordingly, no additional compensation cost will be recorded for those Class B Units. The Registrant believes that 40% of the performance-based Class B Units will have no fair value at the date of the modification (because it will be not probable that the performance criteria will be met immediately prior to the modification for these performance-based Class B Units).  Accordingly, compensation cost will be measured as the difference between the fair value (zero) of these Class B Units at the date of modification and the fair value of the Management Units received.  The Registrant anticipates that the fair value of the Management Units will equal the offering price of the Common Units to be issued in the offering.  Based on the number of units and the estimated offering price used in the Form S-1, such compensation cost would be approximately $7.0 million, of which 70%, or $4.9 million would be recognized as expense at the date of exchange and 30%, or $2.1 million, would be recognized ratably over the three year vesting period

Description of Our Common Units, page 122
Management Units, page 123

32.                               We note that each management unit will represent a limited partner interest in you and will be entitled to receive quarterly cash distributions in the same amount and at the same time as the quarterly cash distributions you make on each common unit. Further, you state that “[t]he management units, unlike the common units, will have a zero initial capital account balance but will be allocated a portion of [your] income, gain, loss, deduction and credit on a pro rata basis with [your] common units.”  Please clarify whether this is the only difference between the management and common units and compare the benefits of each.

Response:     The Registrant has revised the Registration Statement accordingly.  Please see page 131.

Material Provisions of the The Partnership Agreement..., page 128
Voting Rights, page 129

33.                               We note that various matters require the approval of a “majority of [your] outstanding units.” Please also identify here the number of unitholders that must be present at a meeting to constitute a quorum.

Response:     The Registrant has revised the Registration Statement accordingly.  Please see page 138.

Material Tax Consequences, page 147

34.                               We refer to page 148 in which you state, “we will rely on the opinion of Vinson & Elkins L.L.P. that.... we will be classified as a partnership.”  Revise to more explicitly state Vinson & Elkins’ opinion that you will be classified as a partnership.

Response:     The Registrant has revised the Registration Statement accordingly.  Please see page 157.

Financial Statements
Buckeye GP Holdings L.P. Unaudited Pro Forma Consolidated Financial Statements
Unaudited Pro Forma Consolidated Statement of Income, page F-4

35.                               Please revise the reference to footnote (g) in the earnings per unit line item. It appears the correct reference is footnote (i).

Response:     The Registrant has revised the Registration Statement accordingly.  Please see pages F-4 and F-5.

MainLine, L.P.
Note 2. Summary of Significant Accounting Policies, page F-15
Recent Accounting Pronouncements, page F-21

36.                               We note your disclosures in the last paragraph to this section on page F-22 states that as of January 1, 2006, you intend to change your accounting for integrity management expenditures from capitalizing those that extend or improve the life of the related asset to expensing all expenditures incurred to reflect such costs consistently in financial information presented in accordance with GAAP and for FERC regulatory purposes. You have further disclosed you expect this adoption to have an immaterial effect on the GAAP financial statements. Please explain how you have assessed this materiality for ongoing future periods taking into consideration the impact of capitalizing versus expensing these amounts when they are incurred as well as the failure to recognize depreciation expense of such amounts that should have been capitalized in accordance with GAAP in future periods over the life of the related asset.

Response:     Buckeye’s policy, through December 31, 2005, was to capitalize pipeline and tank integrity expenditures the first time such expenditures were incurred, provided that such expenditures improved or extended the life of the pipeline or tank assets.  Subsequent integrity expenditures were expensed as incurred.  At December 31, 2005, Buckeye had completed most of its initial cycle of integrity management expenditures under Buckeye’s program developed in response to applicable federal and state regulations.  Buckeye determined that, had its existing accounting policy remained unchanged, only $2.8 million of its estimated 2006 integrity expenditures would be capitalized in 2006 under its existing policy.  The remainder of Buckeye’s 2006 integrity management program either would be charged to expense (because the costs did not satisfy either or both of the above criteria) or would be capitalized under Buckeye’s normal capitalization policy.  Accordingly, Buckeye determined that the impact of this estimated $2.8 million shift from capitalization to expense (along with the absence of subsequent depreciation expense associated with such costs) was not material to Buckeye’s or the Registrant’s financial statements.  While not quantifying integrity expenditures beyond 2006, Buckeye anticipates that integrity expenditures in 2007 and future periods that would have been capitalized under the prior policy but will now be expensed under the new policy would be less than $2.8 million because substantially all of these expenditures would be subsequent integrity expenditures and expensed as incurred base on Buckeye’s policy.

Note 6, Goodwill and Intangible Assets, page F-27

37.                               Please support your conclusion that the $223.3 million in goodwill recognized in the acquisition of Glenmoor LLC on May 4, 2004 is unable to be allocated to the individual reporting units to which it relates.  In your response, tell us what consideration you gave to the provisions of paragraphs 34 and 35 of SFAS 142.  If the goodwill amount is required to be allocated in accordance with SFAS 142, please revise your disclosures to provide the information required by paragraph 45(c) and tell us how this allocation has affected your analysis for impairment of the goodwill balance.

Response:     The Registrant has determined, in accordance with the provisions of SFAS No. 142 — “Goodwill and Other Intangible Assets,” that the goodwill recognized in MainLine’s acquisition of Glenmoor LLC on May 4, 2004 cannot be allocated to individual reporting units of Buckeye.  Paragraph 32 of SFAS No. 142 states that:

“For the purpose of testing goodwill for impairment, acquired assets and assumed liabilities shall be assigned to a reporting unit as of the acquisition date if both of the following criteria are met:

a.             the asset will be employed in or the liability relates to the operations of a reporting unit

b.             the asset or liability will be considered in determining the fair value of the reporting unit.

Assets or liabilities that an entity considers part of its corporate assets or liabilities shall also be assigned to a reporting unit if both of the above criteria are met.”

While Paragraph 34 of SFAS No. 142 indicates that “all goodwill acquired in a business combination shall be assigned to one or more reporting units as of the acquisition date,” this paragraph also states that “Goodwill shall be assigned to reporting units of the acquiring entity that are expected to benefit from the synergies of the combination even though other assets or liabilities of the acquired entity may not be assigned to that reporting unit.”  Paragraph 35 indicates that “… if goodwill is to be assigned to a reporting unit that has not been assigned any of the assets acquired or liabilities assumed in that acquisition, the amount of goodwill to be assigned to that unit might be determined by applying a “with and without” computation.  That is, the difference between the fair values of that reporting unit before the acquisition and its fair value after the acquisition represents the amount of goodwill to be assigned to that reporting unit.”

The Registrant has determined that the goodwill associated with MainLine’s purchase of Buckeye’s general partner interest should not be allocated to the individual reporting units because the goodwill value of MainLine’s general partner interest is supported by the distributions received from Buckeye in total, and not individual operating segments (which are equivalent to Buckeye’s reporting units).

The Registrant has specifically determined that in consideration of the requirements of paragraph 32 of SFAS No. 142:

•                  the goodwill asset associated with MainLine’s purchase of Buckeye’s general partner interest from Glenmoor LLC will not be employed in, nor does it relate to the assets of the individual reporting units,

•                  the goodwill asset associated with the purchase of the general partner interest will not be considered in the fair value of the individual reporting units.

The Registrant has specifically determined that in consideration of the requirements of paragraphs 34 and 35 of SFAS No. 142:

•                  The above determination is reasonable, supportable and will be applied in a consistent manner.

•                  If the value of the goodwill were assigned to reporting units using a “with and without” computation, no goodwill would be assigned to the pipeline operations, terminals and storage or other operations reporting units because the fair value of each reporting unit would be identical prior to the acquisition of the general partner interest by MainLine and after the acquisition.

Note 12. Other Non-Current Liabilities, page F-35

38.                               Please expand your footnote disclosure to describe the nature of the $20,100 deferred consideration and how you have accounted for this amount in your financial statements.

Response:     The deferred consideration of $20.1 million listed in Note 12 — Other Liabilities was incurred in connection with the acquisition of pipeline interests on December 1, 2005, which is more fully described in Note 4 — Acquisitions and Equity Investments.  The Registrant has revised the Registration Statement to include a cross reference in Note 12 to the discussion in Note 4. See pages F-35 and F-91.

Please direct any questions that you have with respect to the foregoing or with respect to the amended Registration Statement to Charlie Carpenter (212) 237-0219 or Ramey Layne at (212) 237-0135.

Very truly yours,

Vinson & Elkins L.L.P.

By:	/s/ Charles E. Carpenter
Charles E. Carpenter

cc:	Shannon Buskirk (Securities and Exchange Commission)
April Sifford (Securities and Exchange Commission)
Jason Wynn (Securities and Exchange Commission)
Robert Jewell (Underwriter’s counsel)
Gilsar Donnenberg (Underwriter’s counsel)
Stephen C. Muther (Registrant)